

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via: Facsimile</u>
R. Michael Jones
President and Chief Executive Officer
Platinum Group Metals Ltd.
Bentall Tower 5
Suite 328 - 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

>   **Re: Platinum Group Metals Ltd.**
>   **Form 40-F for Fiscal Year Ended August 31, 2010**
>   **Filed November 30, 2010**
>   **File No. 1-33562**

Dear Mr. Jones:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>   /s/ Mark C. Shannon
>
>   Mark C. Shannon
>   Branch Chief